MediaCo Holding Inc.

One Emmis Plaza, Suite 700
40 Monument Circle
Indianapolis, Indiana 46204

November 22, 2019

Via EDGAR

Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             MediaCo Holding Inc.

Registration Statement on Form 10-12B

File No. 001-39029

Dear Ms. Krebs:

Reference is made to the Registration Statement on Form 10 (File No. 001-39029) (as amended to date, the “Registration Statement”), filed by MediaCo Holding Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Emmis Communications Corporation has set January 3, 2020 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on January 17, 2020. Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 26, 2019, or as soon as practicable thereafter.

If the Commission has any questions concerning this request or requires any additional information, please contact Justin W. Chairman of Morgan, Lewis & Bockius LLP at (215) 963-5061. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Chairman.

Respectfully,

MEDIACO HOLDING INC.

By:	/s/ Jeffrey H. Smulyan
Name:	Jeffrey H. Smulyan

cc:                                Justin W. Chairman, Morgan, Lewis & Bockius LLP

Christopher S. Ronne, Morgan, Lewis & Bockius LLP